Exhibit 21.1
Sempra
Schedule of Certain Subsidiaries
at December 31, 2024

Subsidiary	State of Incorporation or Other Jurisdiction
San Diego Gas & Electric Company	California
Sempra Infrastructure Partners, LP	Delaware
Sempra Texas Intermediate Holding Company LLC	Delaware
Southern California Gas Company	California